UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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Commission File No. 000-55765
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Inland Residential Properties Trust, Inc.
(Exact name of registrant as specified in its charter)
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2901 Butterfield Road

Oak Brook, Illinois 60523
(630) 218-8000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
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Common Stock, $0.001 par value per share
(Title of each class of securities covered by this Form)
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None
(Titles of all other classes of securities for which a
duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Inland Residential Properties Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

Date:	October 10, 2019	By:	/s/ Catherine L. Lynch
		Name:	Catherine L. Lynch
		Title	Chief Financial Officer and Treasurer